FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2005
General Company of Geophysics
(translation of registrant’s name into English)
1, rue Leon Migaux,
91341 Massy
France
(address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ___

COMPAGNIE GENERALE DE GEOPHYSIQUE
Compagnie Generale de Geophysique intended share capital increase
November 10, 2005
During the announcement today of its results for the nine months ended September 30, 2005, Compagnie Generale de Geophysique (ISIN : 0000120164 — GEPH.PA — NYSE : GGY) announced its intention to proceed as soon as possible, subject to market conditions, with a share capital increase to partially refinance its U.S.$375 million bridge loan entered into to finance the acquisition of Exploration Resources.
Contacts:	Christophe BARNINI + (33) 1 64 47 38 11 Email: invrel@cgg.com Internet: www.cgg.com
This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to in this document have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered, exercised, sold or delivered in the United States absent registration or an applicable exemption from registration requirements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Leon Migaux 91341 — Massy Cedex GENERAL COMPANY OF GEOPHYSICS

Date: November 10, 2005	By Senior Executive Vice President
Technology, Control, corporate planning &
Communication /Gerard CHAMBOVET/